

23000735

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68541

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Star Mountain Advisors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Grand Central Tower, 140 East 45th Street - 37th Fl
(No. and Street)

New York   **NY**   **10019**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristina Bach   **914 907 4271**   **kristina@finopsvcs.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alperin, Nebbia & Associates, CPA, PA
(Name – if individual, state last, first, and middle name)

375 Passaic Avenue   **Fairfield**   **NJ**   **07004**
(Address)   (City)   (State)   (Zip Code)

02/24/2009   **3397**
(Date of Registration with PCAOB (if applicable))   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Polis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Star Mountain Advisors, LLC _____ as of 12/31 _____, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO

CHRISTINA CHIANO
Notary Public - State of New York
NO. 01CH6203317
Qualified in Kings County
My Commission Expires _____

Notary Public _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Star Mountain Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Star Mountain Advisors, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Star Mountain Advisors, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Star Mountain Advisors, LLC's management. Our responsibility is to express an opinion on Star Mountain Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Star Mountain Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Reconciliations Under Rule 17a-5(d)(2) of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Star Mountain Advisors, LLC's financial statements. The supplemental information is the responsibility of Star Mountain Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Reconciliations Under Rule 17a-5(d)(2) of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2010.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 22, 2023

Star Mountain Advisors, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	53,624
Fees receivable		29,196
Prepaid expenses		8,767
Total assets	$	91,587

Liabilities and Member's Equity

Liabilities

Accrued compensation	$	29,196
Other accrued expenses		12,728
Total liabilities		41,924
Commitments and contingencies		-
Member's equity		49,663
Total liabilities and member's equity	$	91,587

The accompanying notes are an integral part of these financial statements.

Star Mountain Advisors, LLC
Statement of Financial Condition

Star Mountain Advisors, LLC
Statement of Operations
Year Ended December 31, 2022

Revenues

Fees	$ 1,041,571

Expenses

Professional fees	76,295
Compensation and benefits	47,196
Regulatory fees	9,578
Occupancy	8,136
Other	9,667
	150,872

Net income	$ 890,699

The accompanying notes are an integral part of these financial statements.

Star Mountain Advisors, LLC
Statement of Operations
Year Ended December 31, 2022

Star Mountain Advisors, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2022

Member's equity, January 1, 2022	$	48,964
Net income		890,699
Contributions		10,000
Distributions		(900,000)
Member's equity, December 31, 2022	$	49,663

The accompanying notes are an integral part of these financial statements.

Star Mountain Advisors, LLC
Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities		
Net income	$	890,699
Adjustments to reconcile net profit to net cash provided by operating activities		
Increase (decrease) in cash attributable to changes		
in operating assets and liabilities		
Increase in accrued compensation		21,379
Decrease in prepaid expenses		63
Decrease in other accrued expenses		(14,008)
Increase in fees receivable		(15,192)
Net cash provided by operating activities		882,941
Cash flows from financing activities		
Member's contributions		10,000
Member's distributions		(900,000)
Net cash used by financing activities		(890,000)
Net decrease in cash		(7,059)
Cash and cash equivalents - beginning		60,683
Cash and cash equivalents – ending	$	53,624

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization

Nature of Business

Star Mountain Advisors, LLC (the "Company"), is a Delaware limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is wholly-owned by Star Mountain Capital, LLC ("Parent"), a Delaware limited liability company.

The Company's business activities include fundraising and deal sourcing for unrelated as well as related entities through the private placement of securities.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include investments with three months or less to maturity at the date of purchase are treated as cash on the Statement of Cash Flows. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in periodic instances in which balances have been in excess of such insurance coverage. The Company's deposits in a financial institution at year end did not exceed the insured amount of $250,000 provided by the U.S. Federal Deposit Insurance Corporation (FDIC).

Allowance for Doubtful Accounts
Periodically, the Company evaluates accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable. The Company had no allowance for doubtful accounts at December 31, 2022.

Revenue Recognition
Private placement fees are recognized either (a) when an initial subscription is remitted by the investor to the issuer in exchange for the offered interests or (b), in the case of trailing or recurring fees, when the conditions set forth in the agreement between the Company and the issuer such as the elapse of time or meeting of certain financial paradigms are attained. Based on its business activities, the Company has no contract liability balances either at the beginning or end of the period covered by its statement of operations nor any contract values related to performance obligations that are unsatisfied at the end of such period.

Income Taxes
The Company is not subject to federal or state income taxes. All taxable income (loss) and tax credits are reported on the tax returns of its Parent.

Note 3 – Related Party Transactions

The Company and an affiliate have entered into an administrative services agreement in a manner consistent with SEC rules 15c3-17a-3, 17a-4 and 17a-5 and other relevant SEC and FINRA regulations and interpretations, whereas the affiliate agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company

agrees to reimburse the affiliate for such expenses. The amount of expenses covered by the administrative service agreement for the year ended December 31, 2022 was $34,040.

The Company also participated in private offerings for the affiliate for which it earned fees of $29,196, which represented a percentage of funds raised during the year ended December 31, 2022. Said fees were due from affiliate at December 31, 2022.

Note 4 – Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $40,896, which was $35,896 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital ratio was 102.51%.

Note 5 – Subsequent Events

Subsequent events were evaluated through February 22, 2023 which is the date the financial statements were available to be issued.

Star Mountain Advisors, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2022

Schedule 1

Net capital:

Total member's equity		$ 49,663
Deduct nonallowable assets:		
Prepaid expenses	8,767	
		8,767
Net capital before haircuts on securities (tentative net capital)		40,896
Haircuts on securities		-
Net capital		$ 40,896

Aggregate indebtedness:

Accrued compensation		$ 29,196
Other accrued expenses		12,728
Total aggregate indebtedness		$ 41,924

Computation of basic net capital requirement:

Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $5,000, whichever is greater)		$ 5,000
Excess net capital at 1500 percent		$ 35,896
Excess net capital at 1000 percent		$ 36,704
Percentage of aggregate indebtedness to net capital		102.51%

Star Mountain Advisors, LLC
Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2022

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

Star Mountain Advisors, LLC
Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission

Star Mountain Advisors, LLC
Reconciliations
Under Rule 17a-5(d)(2) of the Securities and Exchange Commission
December 31, 2022

Schedule III

A. Reconciliation of Computation of Net Capital

1. Net capital, per FOCUS Report, Part IIA $ 40,896

   Net Capital, per schedule I $ 40,896

2. Aggregate indebtedness per FOCUS Report, Part IIA $ 41,924

   Aggregate indebtedness, per schedule I $ 41,924

Star Mountain Advisors, LLC
Reconciliations
Under Rule 17a-5(d)(2) of the Securities and Exchange Commission

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
Star Mountain Advisors, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which Star Mountain Advisors, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Star Mountain Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) and Star Mountain Advisors, LLC stated that Star Mountain Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Star Mountain Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Star Mountain Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 22, 2023

Rule 15c3-3 Exemption Report
December 31, 2022

Star Mountain Advisors, LLC ("the Company")

The Company, to its best knowledge and belief, during the year ended December 31, 2022, (1) claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(i) without exception.

[signature]
_____

Name: John Polis
Title: CEO/CCO
Date: February 22, 2023